210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Publication of Translational Clinical Trial Results in Science Translational Medicine

CALGARY, AB, --- June 13, 2012 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that a paper entitled “Cell Carriage, Delivery, and Selective Replication of an Oncolytic Virus in Tumor in Patients,” has been published in the latest issue of the journal Science Translational Medicine (Vol. 4 Issue 138 138ra77).

The paper covers findings from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The paper was jointly first-authored by researchers from the Leeds Institute of Molecular Medicine, University of Leeds, UK and The Institute of Cancer Research, London, UK.

The trial was an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer metastasis in the liver. Ten patients were treated with intravenous REOLYSIN at 1x1010 TCID50, one to four weeks prior to planned surgery. After surgery, the tumor and surrounding liver tissue were assessed for viral status and anti-tumor effects.

The researchers demonstrated that even though all the treated patients had preexisting immunity to the virus, intravenously administered reovirus could still specifically target and infect metastatic liver tumors in 90% of the patients. The researchers were able to determine that reovirus was able to evade these neutralizing effects of the immune system by binding to specific blood cells that would in turn deliver the virus to the tumor. Analysis of surgical specimens demonstrated greater, preferential expression of reovirus protein in malignant cells compared to either tumor stroma or surrounding normal liver tissue. There was evidence of viral factories within tumor and recovery of replicating virus from tumor (but not normal liver) in all four patients from whom fresh tissue was available. This is the first time that researchers have been able to demonstrate in patients treated with intravenously delivered oncolytic virus, that a virus could cloak itself from neutralizing antibodies after systemic administration through blood cell carriage and specifically target tumor tissue.

“These are key findings that directly further our understanding of how REOLYSIN interacts with the human immune system and retains its cytotoxicity in the body following intravenous administration,” said Dr. Brad Thompson, President and CEO of Oncolytics. “It also highlights the reovirus’ unique ability to target cancer cells, and create viral factories within tumor cells, without harming normal, healthy tissue.”

“We believe this trial is a key step forward for virotherapy,” said Dr. Alan Melcher, Professor of Oncology and Biotherapy at the University of Leeds, UK. “For the first time it shows in patients that intravenously injected reovirus selectively targets cancer, but not normal tissue, for replication and tumor cell killing. It also shows that even when anti-viral antibodies are present in the circulation, the virus can evade neutralization by “hitch-hiking” on blood cells to reach its tumor target.”

One of the UK’s largest medical, health and bioscience research bases, the University of Leeds delivers world leading research in medical engineering, cancer, cardiovascular studies, epidemiology, molecular genetics, musculoskeletal medicine, dentistry, psychology and applied health. Treatments and initiatives developed in Leeds are transforming the lives of people worldwide with conditions such as diabetes, HIV, tuberculosis and malaria. www.leeds.ac.uk.

The Institute of Cancer Research (ICR) is one of the world’s most influential cancer research institutes. Scientists and clinicians at the ICR are working every day to make a real impact on cancer patients’ lives. Through its unique partnership with The Royal Marsden Hospital and ‘bench-to-bedside’ approach, the ICR is able to create and deliver results in a way that other institutions cannot. Together the two organisations are rated in the top four cancer centres globally. The ICR has an outstanding record of achievement dating back more than 100 years. It provided the first convincing evidence that DNA damage is the basic cause of cancer, laying the foundation for the now universally accepted idea that cancer is a genetic disease. Today it leads the world at isolating cancer-related genes and discovering new targeted drugs for personalised cancer treatment. As a college of the University of London, the ICR provides postgraduate higher education of international distinction. It has charitable status and relies on support from partner organisations, charities and the general public. The ICR’s mission is to make the discoveries that defeat cancer. For more information visit www.icr.ac.uk.

The Royal Marsden NHS Foundation Trust
The Royal Marsden opened its doors in 1851 as the world’s first hospital dedicated to cancer diagnosis, treatment, research and education. Today, together with its academic partner, The Institute of Cancer Research (ICR), it is the largest and most comprehensive cancer centre in Europe treating over 44,000 patients every year.  It is a centre of excellence with an international reputation for groundbreaking research and pioneering the very latest in cancer treatments and technologies. The Royal Marsden also provides community services in the London boroughs of Sutton and Merton and in June 2010, along with the ICR, the Trust launched a new academic partnership with Mount Vernon Cancer Centre in Middlesex.  Since 2004, the hospital’s charity, The Royal Marsden Cancer Charity, has helped raise over £50 million to build theatres, diagnostic centres, and drug development units. Prince William became President of The Royal Marsden in 2007, following a long royal connection with the hospital. For more information, visit www.royalmarsden.nhs.uk.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented in “Science Translational Medicine” with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com